UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)1

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7 (CUSIP NUMBER)

December 31, 2005

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1.	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 651587 10 7	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Yes ☐ (b) No ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION* U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 951,618
6 SHARED VOTING POWER 105,466
7 SOLE DISPOSITIVE POWER 951,618
8 SHARED DISPOSITIVE POWER 105,466

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,084
10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☒

    43,720 shares held by a charitable foundation and an aggregate of 992,606 shares owned by the Reporting Person’s adult sons (including shares as to which the adult sons have shared dispositive and voting power)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.19%
12	TYPE OF REPORTING PERSON* IN

* SEE	INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 6 Pages

Item 1	(a)	Name of Issuer: NEWMARKET CORPORATION

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 330 South Fourth Street, Richmond, Virginia 23219

Item 2	(a)	Name of Persons Filing: Floyd D. Gottwald, Jr.

Item 2	(b)	Address of Principal Business Office or, if None, Residence: 330 South Fourth Street, Richmond, Virginia 23219

Item 2	(c)	Citizenship: U.S.

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 651587-10-7

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

	(a)	Amount Beneficially Owned* 1,100,804 shares

	(b)	Percent of Class: 6.44%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote - 951,618

(ii) shared power to vote or to direct the vote - 149,186 (1)

(iii) sole power to dispose of or to direct the disposition of - 951,618

(iv) shared power to dispose of or to direct the disposition of - 149,186 (1)

Page 3 of 6 Pages

*       This amount does not include an aggregate of 992,606 (5.81%) shares of the Issuer’s Common Stock, beneficially owned by the adult sons of Floyd D. Gottwald, Jr. Floyd D. Gottwald, Jr. and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13G shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Floyd D. Gottwald, Jr. is the beneficial owner of the 149,186 shares described in Items 4(c)(ii) and (iv). See Item 6 below.

          On February 14, 2006, William M. Gottwald, John D. Gottwald and James T. Gottwald (the adult sons of Floyd D. Gottwald, Jr.), as trustees under Floyd, Jr.’s Trust (the “Trust”) under the Will of Floyd D. Gottwald, entered into a Purchase Agreement, dated as of February 14, 2006, between Bruce C. Gottwald and the Trust, pursuant to which the Trust sold 437,220 shares of the Issuer’s Common Stock beneficially owned by it to Bruce C. Gottwald in exchange for 855,086 shares of common stock of Tredegar Corporation beneficially owned by Bruce C. Gottwald (the “Share Exchange”). Following the completion of the Share Exchange, the adult sons of Floyd D. Gottwald beneficially own an aggregate of 555,386 (3.25%) shares of the Issuer’s Common Stock.

(1)     This amount includes 43,720 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. serves as one of the directors. Floyd D. Gottwald, Jr. disclaims any beneficial interest in any shares held in the foundation.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 149,186 of the shares described in Items 4(c)(ii) and (iv). However, none of such persons’ individual interest relates to more than five percent of the class of securities for which this statement on Schedule 13G is filed.

Page 4 of 6 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8	Identification and Classification of Members of the Group: Not applicable

Item 9	Notice of Dissolution of Group: Not applicable

Item 10	Certifications: Not applicable

Page 5 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated: February 14, 2006

/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

Page 6 of 6 Pages